November 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith
John Dana Brown
Rolf Sundwall
Michelle Miller

Re:	Aurora Acquisition Corp.
Amendment No. 2 to the Registration Statement on Form S-4
Filed October 29, 2021
File No. 333-258423

Ladies and Gentlemen:

On behalf of Aurora Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated November 8, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 2 to the Registration Statement on Form S-4 filed on October 29, 2021. In connection with such responses, the Company is concurrently filing an Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Registration Statement on Form S-4 filed October 29, 2021

Questions and Answers for the Shareholders of Aurora, page 10

1.

Provide a separate Question and Answer addressing the fact that Better’s financial projections that Aurora considered when evaluating and recommending the business combination will not be realized. Include a cross reference to the risk factor “Since the date of preparation, the assumptions underlying the Better projected financial information considered by Aurora have changed considerably.”

Response to Comment 1:

In response to the Staff’s comment 1, the Company has provided a separate Question and Answer on page 13 of the Amended Registration Statement addressing the fact that Better’s financial projections that Aurora considered when evaluating and recommending the business combination will not be realized and including the requested cross references.

Risk Factors, If we do not obtain and maintain the appropriate state licenses, page 123

2.

We note your response to our prior comment 3. Please disclose the specific violations of state disclosure, advertising, and licensable activity rules, and certain federal disclosure rules that the charges against you allege. Disclose whether these matters could impact any approval you need from regulators in the State of Washington for the Business Combination and the Transactions, as discussed in the risk factor on page 121, and update that discussion accordingly. In addition, provide disclosure in Better’s Legal Proceedings on page 315, including a description of the factual basis alleged to underlie the proceedings and the relief sought.

Response to Comment 2:

The Company respectfully advises the Staff that it has revised pages 124, 314, and 315 of the Amended Registration Statement in response to the Staff’s comment 2. As disclosed therein, Better has reached a settlement agreement with the Washington Department of Financial Institutions (“WA DFI”) resolving the charges in a manner satisfactory to the WA DFI and to Better. Accordingly, these matters will have no impact on any approval needed from regulators in the State of Washington for the Business Combination and the Transactions. Further, the settlement does not affect Better’s ability to do business in the State of Washington. Pursuant to the terms of the settlement, Better has agreed (1) to pay a fine of $80,000 plus a $7,000 service fee, (2) to provide additional training on licensure requirements to Better’s managers and (3) to permit the WA DFI to conduct a compliance exam to determine compliance with the consent order [included in the settlement] and licensure requirements. The Company respectfully advises the Staff that it believes that such settlement terms, including the fine and related service fee described above, are not material to the Company’s or Better’s operations as a whole. Nonetheless, Better has included such disclosure in Better’s Legal Proceedings on pages 314 and 315.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623 of Ropes & Gray LLP.

Very truly yours,

/s/ Carl P. Marcellino

Carl P. Marcellino

cc:	Arnaud Massenet, Aurora Acquisition Corp.
Elizabeth Todd, Ropes & Gray LLP